AM 3/4/2002 ✓

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02006058

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2002 WASH. D.C. 354

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Global Resource Investments, LTD

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7770 El Camino Real
(No. and Street)

Carlsbad	CA	92009
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Presnell — (760) 943-3939
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER, JEFFRIES & CO.
(Name — *if individual, state last, first, middle name*)

4155 EAST JEWELL AVENUE, SUITE 307	DENVER	COLORADO	80222
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith Presnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Resource Investments, LTD, as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

DENISE GEASLAND
Commission # 1235268
Notary Public - California
San Diego County
My Comm. Expires Sep 23, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control Required By SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL RESOURCE INVESTMENTS, LTD.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2001

GLOBAL RESOURCE INVESTMENTS, LTD.

CONTENTS



SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Global Resource Investments, Ltd.

We have audited the accompanying statement of financial condition of Global Resource Investments, Ltd. as of December 31, 2001, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Resource Investments, Ltd. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
February 5, 2002



GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	53 716
Securities owned, at market value (Note 1)		484 123
Due from clearing broker		526 152
Other receivables		170 730
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $ 259,124		82 153
Other assets		42 115
	$	**1 358 989**

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:		
Commissions, salaries and taxes payable	$	111 966
Other liabilities		29 759
Total liabilities		141 725
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Note 4):		250 000
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5):		
PARTNERS' CAPITAL (Notes 1 and 2):		
General partner		9 703
Limited partner		957 561
Total partners' capital		967 264
	$	**1 358 989**

The accompanying notes are an integral part of this statement.

GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE:	
Commissions	$ 1 813 885
Investment and trading profits	255 217
Interest and other income	91 897
Total revenue	2 160 999
EXPENSES:	
Commissions, salaries and benefits	1 147 624
Clearing charges	355 069
Communications	143 520
Occupancy	245 499
General and administrative	173 446
Office supplies and postage	87 237
Registration and licensing	39 903
Interest	25 000
Total expenses	2 217 298
NET LOSS	**$ (56 299)**

The accompanying notes are an integral part of this statement.

GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2001

BALANCE, December 31, 2000	$	250 000
Changes		-
BALANCE, December 31, 2001	**$**	**250 000**

The accompanying notes are an integral part of this statement.

GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2001

	Total	General Partner	Limited Partner
BALANCES, December 31, 2000	$ 1 023 563	$ 10 266	$ 1 013 297
Net loss	(56 299)	(563)	(55 736)
BALANCES, December 31, 2001	**$ 967 264**	**$ 9 703**	**$ 957 561**

The accompanying notes are an integral part of this statement.

GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(56 299)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		27 497
Increase in other receivables		(26 299)
Increase in due from/to clearing broker, net		(154 165)
Decrease in securities owned at market value		190 772
Decrease in commissions, salaries and taxes payable		(11 565)
Increase in other liabilities		23 116
Net cash used in operating activities		(6 943)
CASH FLOWS FROM IN INVESTING ACTIVITIES:		
Decrease in other assets		2 621
NET DECREASE IN CASH AND CASH EQUIVALENTS		(4 322)
CASH AND CASH EQUIVALENTS, at beginning of year		58 038
CASH AND CASH EQUIVALENTS, at end of year	**$**	**53 716**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	**$**	**25 000**

The accompanying notes are an integral part of this statement.

GLOBAL RESOURCE INVESTMENTS, LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Global Resource Investments, Ltd. (the Partnership) is a California limited partnership which was organized on September 24, 1993 and operates as a securities broker-dealer.

Securities owned or sold, but not yet purchased by the Partnership are recorded at market value, and related changes in market value are reflected in income. The Partnership records proprietary transactions, commission revenue and related expenses on a trade date basis.

Restricted securities of publicly traded companies are valued at cost until the end of the restriction period, unless management believes there are other factors which should be considered in determining such value.

The Partnership, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Partnership does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Partnership by its clearing broker on a fully disclosed basis. The Partnership's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Partnership is a member.

Furniture and equipment are depreciated over their estimated lives of five to seven years, while leasehold improvements are amortized over the life of the improvements.

Profits and losses from operations are allocated to partners based on the Agreement of Limited Partnership. The Agreement of Limited Partnership generally provides for this allocation to be made based on the respective partners' capital accounts.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of the statement of cash flows, the Partnership considers all bank money market accounts to be cash equivalents.

GLOBAL RESOURCE INVESTMENTS, LTD.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions at December 31, 2001. The Partnership had net capital and net capital requirements of $480,772 and $100,000. The Partnership's net capital ratio (aggregate indebtedness to net capital) is .26 to 1. According to Rule 15c3-1, the Partnership's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS

The Partnership has entered into a noncancelable agreement to lease its office space expiring on November 30, 2005. The aggregate minimum future rental commitments under this lease are as follows:

Year	Amount
2002	$ 122 392
2003	131 512
2004	140 886
2005	139 370
	$ 534 160

The Partnership paid $ 174,667 in rentals during 2001 relating to leases.

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Partnership has borrowed money from its general partner under a subordination agreement as follows:

Subordinated note, 10% interest, due March 31, 2002	$ 250 000

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers, Inc., and is thus available in computing net capital under the Securities and Exchange Commissions' uniform net capital rule. To the extent that such borrowing is required for the Partnership's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Partnership's client activities through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Partnership to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Partnership's trading activities, the Partnership has purchased securities for its own account and sold securities that it does not own and may incur losses if the market value of these securities change subsequent to December 31, 2001.

The Partnership's financial instruments, including cash and cash equivalents and receivables, are carried at amounts which approximate fair value. Securities owned and sold are valued on the basis as discussed in Note 1. Payables and other liabilities are carried at amounts which approximate fair value.

The Partnership has a substantial portion of its assets on deposit with banks and clearing brokers. Assets deposited with banks and clearing brokers are subject to credit risk. In the event of a bank's or clearing broker's insolvency, recovery of the Partnership assets on deposit may be limited to account insurance or other protection afforded such deposits.

SUPPLEMENTARY INFORMATION

GLOBAL RESOURCE INVESTMENTS, LTD.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 DECEMBER 31, 2001

CREDITS:		
Partners' capital	$	967 264
Liabilities subordinated to claims of general creditors		250 000
Total credits		1 217 264
DEBITS:		
Property and equipment		82 153
Other assets		42 115
Other receivables		171 502
Other charges-non allowable securities		453 244
Total debits		749 014
Net capital before haircuts on securities positions		468 250
Haircuts on securities positions		4 632
NET CAPITAL		463 618
Minimum requirements of 6 2/3% of aggregate indebtedness of $125,343 or $100,000, whichever is greater		100 000
Excess net capital	**$**	**363 618**
AGGREGATE INDEBTEDNESS:		
Commissions, salaries and taxes payable		111 966
Other liabilities		29 759
Less liabilities adequately secured by assets		(16 382)
	$	**125 343**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.27 to 1**

NOTE: There are no material differences in the above computation of net capital and the corresponding computations submitted by the Partnership with the unaudited form X-17a-5 as of December 31, 2001.

See the accompanying Independent Auditors' Report.



SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Global Resource Investments, Ltd.

In planning and performing our audit of the financial statements and supplemental schedule of Global Resource Investments, Ltd. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Global Resource Investments, Ltd. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing broker. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Global Resource Investments, Ltd. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

In addition, our review indicated that Global Resource Investments, Ltd. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2001, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
February 5, 2002